UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 6, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC 20036

(Address of principal executive offices)              (ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 9.	Other Events

Declaration of Dividend

On June 8, 2016, Fundrise Equity REIT, LLC (the “Company”) announced a daily distribution of $0.0021917808 per share (the “Q3 2016 Daily Distribution Amount”) (which equates to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2016 and ending on September 30, 2016 (the “Q3 2016 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q3 2016 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2016. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment –Jax2 JV LLC

On June 6, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Jax2 JV LLC (the “RSE Jacksonville Controlled Subsidiary”), for a purchase price of $14,455,000, which is the initial stated value of our equity interest in the RSE Jacksonville Controlled Subsidiary (the “RSE Jacksonville Investment”). The RSE Jacksonville Controlled Subsidiary used the proceeds to close on the acquisition of a two separate stabilized garden-style multifamily properties totaling 679 units located Jacksonville, FL, with one asset located at 4083 Sunbeam Road, Jacksonville, FL 32257 (the “Mandarin Property”), and the second asset located at 1251 Beacon Point Drive, Jacksonville, FL 32246 (the “Regency Property”, and, together with the Mandarin Property, the “RSE Jacksonville Properties”). The closing of both the RSE Jacksonville Investment and the RSE Jacksonville Properties occurred concurrently.

The RSE Jacksonville Controlled Subsidiary is managed by the principals of American Landmark Jax2 Management LLC (“Electra”). Electra is a subsidiary of Robbins Electra Management, a partnership formed in April 2015 between two experienced multifamily sponsors, which owns and manages 51 communities with more than 15,000 units.

Pursuant to the agreements governing the RSE Jacksonville Investment (the “RSE Jacksonville Operative Agreements”), our consent is required for all major decisions regarding the RSE Jacksonville Properties. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Jacksonville Investment, as well as certain expense reimbursements, paid directly by the RSE Jacksonville Controlled Subsidiary.

Mandarin Property

The Mandarin Property, which is held through Reserve at Mandarin LLC, a wholly-owned subsidiary of the RSE Jacksonville Controlled Subsidiary, was acquired for a purchase price of approximately $36,000,000. Electra anticipates additional hard costs of approximately $4,889,341 of hard costs to complete the value-add plan, including renovation of 100% of the unrenovated units, and additional soft costs of approximately $1,810,659, bringing the total projected project cost for the Mandarin Property to approximately $42,700,000. To finance the acquisition and renovation of the Mandarin Property, a $27,000,000 senior secured loan, with a twelve (12) year term, was provided by Capital One and Fannie Mae (the “Mandarin Senior Loan”), with the remaining equity contributions to the RSE Jacksonville Controlled Subsidiary being contributed 70% by the Company and 30% by Electra and its affiliates.

As of the closing date, the Mandarin Senior Loan had an approximate 63.2% LTC ratio. LTC, or loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.

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The Mandarin Property consists of twenty-five (25) two- and three-story apartment buildings (eight (8) two-story, four (4) two- and three-story, and thirteen (13) three-story) containing 520 dwelling units. Additional buildings include a single-story leasing office/clubhouse, single-story fitness/laundry building, a pool house, and two maintenance buildings. Construction was completed in three phases in the years 1983 (Phase I), 1984 (Phase II), and 1986 (Phase III).

Of the Mandarin Property’s 520 units, 111 had been renovated by April 2016, at an average renovation cost of $4,820 per unit, which has led to an $83 per month average rent increase per unit. At closing, $8,737 per unit was budgeted for the renovation of the remaining Mandarin Property units. The renovation of the Mandarin Property is expected to include resurfaced spray countertops, new cabinet doors and handle pulls, upgraded lighting in the kitchens and baths, goose neck and brushed nickel faucets, black appliance packages, plank flooring in wet areas and throughout units main area on 1st floor units, curved shower rods, and a washer-dryer installed in every unit. In addition, renovations to the exterior and common areas are expected to include a renovated fitness center, clubhouse enhancements, landscaping, and a repurposed laundry room into a pet wash station. The Company has forecasted an increase in rent of $80 per unit per month upon completion of renovation, which the Company believes would result in a projected increase in property value of approximately 30% over a seven year period; however, there can be no assurance that such increase in rent or value will be achieved.

Regency Property

The Regency Property, which is held through Beacon Pointe LLC, a wholly-owned subsidiary of the RSE Jacksonville Controlled Subsidiary, was acquired for a purchase price of approximately $11,000,000. Electra anticipates additional hard costs of approximately $1,428,656 of hard costs to complete the value-add plan, including renovation of 100% of the unrenovated units, and additional soft costs of approximately $771,344, bringing the total projected project cost for the Regency Property to approximately $13,200,000. To finance the acquisition and renovation of the Jacksonville Property, a $8,250,000 senior secured loan, with a twelve (12) year term, was provided by Capital One and Fannie Mae (the “Regency Senior Loan”), with the remaining equity contributions to the RSE Jacksonville Controlled Subsidiary being contributed 70% by the Company and 30% by Electra and its affiliates. As of the closing date, the Regency Senior Loan had an approximate 62.5% LTC ratio. There can be no assurance that the anticipated completion cost will be achieved.

The Regency Property consists of one (1) two-story and six (6) three-story apartment buildings containing 159 dwelling units. In addition, there is one (1) single-story fitness/laundry building and two maintenance sheds. The Regency Property was developed on one (1) generally rectangular-shaped parcel of land totaling approximately 11.83-acres in circa 1985.

Of the Regency Property’s 159 dwelling units, 40 had been renovated by April 2016, at an average renovation cost of $6,750 per unit, which has led to a $70 per month average rent increase per unit. At closing, $7,854 per unit was budgeted for the renovation of the remaining Regency Property units. The renovation of the Regency Property is expected to include resurfaced spray countertops, new cabinet doors and handle pulls, upgraded lighting in the kitchens and baths, goose neck and brushed nickel faucets, black appliance packages, plank flooring in wet areas and throughout units main area on 1st floor units, curved shower rods, and a washer-dryer installed in every unit. In addition, renovations to the exterior and common areas are expected to include clubhouse enhancements, new signage, landscaping enhancements throughout the property including front signage, leasing office and model, and re-purposing the laundry and fitness center into one grand fitness center. The Company has forecasted an increase in rent of $70 per unit per month upon completion of renovation, which the Company believes would result in a project increase in property value of approximately 30% over a seven year period; however, there can be no assurance that such increase in rent or value will be achieved.

With combined senior debt of approximately $32,250,000, and combined total costs of $55,900,000, the RSE Jacksonville Properties projects have a combined LTC of approximately 63.1%. There can be no assurance that the anticipated completion cost will be achieved.

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We expect that the Jacksonville region will continue to be one of Florida’s strongest economies given the large military and shipping presence, which lends relative stability in employment over the business cycle. We believe that the area’s low cost of living will continue to position the region in a stable economic climate. These positive trends along with the Jacksonville’s diverse economy have led to steep declines in the unemployment rate. The transportation infrastructure is good and traffic isn’t generally a problem at hours other than peak times. The climate and general affordable cost of living make the area a desirable place to live. Many corporate headquarters call Jacksonville home and new companies are expected to expand into the area. Looking forward, the Jacksonville region should experience moderate growth for the foreseeable future.

Revised Redemption Plan

On June 8, 2016, the Company adopted a revised redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor the Company’s sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

The following is a summary of the material terms of the revised redemption plan.

SUMMARY OF REDEMPTION PLAN
	Introductory Period	Post-Introductory Period
Duration	First 89 days after settlement	90+ days after settlement
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV depending on hold time (no reduction for distributions) less third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter (but no event more than 90 days after the date of settlement)	At least 15 days prior to the end of each quarter
Frequency	Quarterly	Quarterly
Priority	First Priority	Second Priority
Minimum Amount of Shares Redeemed	25% of shareholder’s shares	25% of shareholder’s shares
Maximum Amount of Shares Redeemed	No Limit	No Limit

A fuller description of the Company’s revised redemption plan may be found in Supplement No. 8, dated June 9, 2016 (as filed with the Securities and Exchange Commission on June 9, 2016), to the Company’s Offering Circular.

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Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated January 5, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 9, 2016

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